UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 2Q549

                                   FORM 1O-SB
                                 AMMENDMENT #1

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           TRANS-GLOBAL HOLDINGS. INC.
                           ------------ -------------
                 (Name of Small Business Issuer in its charter)


(State  or  other  jurisdiction  of  Incorporation  or  organization)

            Nevada                            84-0365119
----------------------------------        -------------------
(State  or  other  jurisdiction of        (I.R.S.  Employer
  incorporation  or  organization)        Identification  No.)


      1719 S. Mannheim  Road
      Des  Plaines,  Illinois                 60018-2143
     ------------------------                 ----------
     (Address  or  principal                  (Zip Code)
       executive  offices


Issuer's  telephone  number,  (847)  827-5950
                              ---------------

Securities  registered  pursuant  to  Section  12(b)  of  the  Act

Title  of  each  class     Name  of  each  exchange
                           on  which  registered

None                       None
----                       ----

Securities  registered  pursuant  to  Section 12(g) of the Act; (Title of Class)

                                  Common Stock
                                  ------------
                                (Title of Class)

                           TRANS-GLOBAL HOLDINGS, INC.

                                TABLE OF CONTENTS
                                -----------------


FORM 10-SB . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1

Alternative Disclosure Formats (Items 1-8) . . . . . . . . . . . .    2-4

Part II (Items 1-5). . . . . . . . . . . . . . . . . . . . . . . .    4-5

Auditors Letter. . . . . . . . . . . . . . . . . . . . . . . . . .    F-1

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .    F-2


Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-6

Item  1.  Description  of  Business
--------

The Company's principal office is located at 1719 S. Mannheim Road, Des Plaines, Illinois 60018-2143. As used herein, the term "Company" refers to Trans-Global Holdings. Inc., and its subsidiaries, unless otherwise indicated or the context otherwise suggests, and the terms Registrant and "Company" are used interchangeably. Western Union Capital was incorporated on April 17, 1996 in the State of Nevada.

The Company was organized for the purpose of providing a number of different financial services including the financing of personal property, leasing end providing reinsurance The Company considered the feasibility of acquiring other finance companies engaged in the same type of financial operations.

On or about May 9, 1997 the company name was changed to Lionshead Entertainment Corporation. Management decided to enter the Seniors Market, which was considered to be a highly profitable market. The Company was in the development stage of a Senior Channel, a Senior Life Style Show and purchased the following programs:

  a.     Gospel  Music  Hair
  b.     Big  Band  Hour
  c.     The  Low  Fat  Gourmet
  d.     The  Senior  Travel  Show
  e.     The  Washington  Spy
  f.     Whatever  Happened  to?
  g.     Senior  Health  and  Fitness  Report

The Company did not reach its expectations in the entertainment business and management was brought in to change the direction of the company.

On  February 1, 1999 the company name was changed to Trans-Global Holdings, Inc.

The new management, because of their broad business experience has decided to become involved in business that will bring instant stability and profitability to the corporation.

Item  2.  Management's  Discussion  and  Analysis  of  Plan  of  Operation
--------
On December 15, 1999 the Company acquired a 50% ownership of the issued and outstanding stock of Business Computers, Inc. Business Computers, Inc. is a full service network integration and data communication company. BCI provides products and services to build and manage computer network infrastructures for the education and business communities. The range of network and telecommunications expertise combined with the knowledge of today's business environment has given the company the ability to stay at the forefront of the technology based business solutions market. The company Combines business intelligence with state-of-the-art technology with customized, integrated, single-source IT solutions. The company solutions eliminate the risk customer's face using our technology, thereby allowing them to focus on their core competencies. The company's mission is to ensure the integrity, reliability and functionality of the clients network. The company provides the appropriate level of expertise for the problem at hand, thereby, reducing downtime and related costs. The Company has acquired the assets on December 15, 1999; however, the Company will not participate in the financial systems until January 1, 2000.

On December 1, 1999 the Company acquired a 40% ownership of Thermal Systems Worldwide, Inc., which was founded to provide and manufacture building components for the construction industry. The company provides weather resistant (hurricane, tornado. etc.) homes and commercial buildings for a cross section of construction (affordable to high end). The condition of the industry is such that panelized concrete and building block is rapidly replacing wood based construction techniques. However, insulation is the problem for all of the past and present methods of construction. Thermal Systems developed a truss panel wall with polyurethane insulation built in, end will manufacture the panel wall in 3 inch to 6 inch depths. A customized concrete mixture is blown on these walls solving the insulation problems with concrete. The installation time erecting structures is another problem and by using the panel wall erected by common labor crews, the time erecting structures are greatly reduced while producing a much stronger wall. The company has requests from Panama, Porto Rico, and the Dominican Republic to build approximately 10,000 homes. The Company has acquired the assets on December 1,1999; however, the Company will not participate in the financial systems until January 1, 2000.

On December 15, 1999 the Company has acquired a 50% ownership of Pretty Picture, Inc., which was incorporated in Illinois in 1995. The company designs and produces large format digital printing, banners, posters, four color brochures, window signs, truck signs, tradeshow materials, Realtor signs and exhibit items. These items can be printed on any of over 50 substations, paper, vinyl, tynek end even silk. We expect this company to become a strong growth performer in the future. The Company has acquired the assets on December 15,1999; however, the Company will not participate in the financial systems until January 1, 2000.

The company has a program to build, develop and sell time-share communities. Management is presently selecting sites that could be developed and used to build facilities utilizing time-share specifications including all the necessary amenities, such as, golf courses, tennis courts, clubhouse, boat ramps, etc.

The already acquired companies will each play a major role in the overall Development, Operation and Success of this segment of our future business.


Item  3.  Description  of  Property  N/A
--------

Item  4.  Security  Ownership  of  Certain  Beneficial Owners and Management N/A
--------

Item  5.  Directors  and  Executive  Officers,  Promoters  and  Control  Persons
--------

John  F.  La  Monica,  Chairman  of  the  Board

Jacques  Verhaak,  President

Joanne  M.  La  Monica,  Secretary

Item  6.  Executive  Compensation  N/A
--------

Item  7.  Certain  Relationships  and  Related  Transactions  NA
--------

Item  8.  Description  of  Securities
--------

The  stock  is  publicly  traded  common  stock  traded  on  the  OTCUB.

                                     PART II

Item  1.  Market  Price  of  and Dividends on the Registrant's Common Equity and
--------
Related  Shareholder  Matters

The market price of the stock has changed dramatically over a period of time during the year the stock was selling for as much as three dollars a share, to a low of fifteen cents per share. No dividends were declared.

Item  2.  Legal  Proceedings
--------

A case filed in the United state District Court for the Southern District of Florida with the Securities end Exchange Commission as Plaintiff vs. Globus Group, Inc., Bruce Gorcyca A/K/A Anthony Dimarco, China Food and Beverage Co., James Tilton, Trans-Global Holdings, Inc., and Jacques Verhaak. The SEC issued a restraining order from violating the anti-fraud provisions of the securities laws and froze the assets to the Globus Group, Inc., Bruce Gorcyca, A/K/A Anthony Dimarco. Trans-Global Holdings, Incand Jacques Verhaak were named in the above- mentioned lawsuit because Globus and Dimarco were hired to advertise and promote Trans-Global Holdings, Inc. Unfortunately, Globus and Dimarco submitted false and misleading information, which we had no control over. We are confident that this case will be settled with no material effects to the corporation.

The second case is A Summons and Complaint filed in the State of New York by American Cardiac Equipment, Inc., (ACEI) where Lionshead Entertainment Corporation (LHED) is a defendant. The Complaint was due to the Companies relationship with International Heart Diagnosis Instruments (IDHI). which was subsequently rescinded. ACEI contractual relationship with IHDI, should dismiss LHED from the Complaint, and the Company expects this action to have no material effect.

Item  3.  Changes  in  and  Disagreements  with  Accountants.  N/A
--------

Item  4.  Recent  Sales  of  Unregistered  Securities  N/A
--------

Item  5.  Indemnification  of  Directors  and  Officers  N/A
--------

                              FINANCIAL STATEMENTS

                           TRANS-GLOBAL HOLDINGS, INC.

                                DECEMBER 31,1999

                                    CONTENTS


                                                                          PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT                          F-1

FINANCIAL STATEMENTS:

                   Balance Sheet                                           F-2

                   Statement of Income                                     F-3

                   Statement of Change in Equity                           F-4

                   Notes to Financial Statements                           5-6

                                JOSEPH L. JIMENEZ
                           CERTIFIED PUBLIC ACCOUNTANT
                               515 OGDEN AVENUE LL
                             DOWNERS GROVE, IL 60515
                                  630-515-9988


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Board  of  Directors
Trans-Global  Holdings,  Inc.
1719  S.  Mannheim  Road
Des  Plaines,  IL.  600  18-2143

I have audited the accompanying consolidated balance sheet of Trans-Global Holdings, Inc., as of December 31, 1999. This financial statements is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Trans-Global Holdings, Inc., at December 31, 1999, in conformity with generally accepted accounting principles.

As discussed in Notes to the financial statements, the ultimate realization of the Company's investments is dependent on the liquidity of certain of the company's equity securities and debentures. The effects of the present uncertainties on the realization of investments and ultimate adjustment to the financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/S/  JOSEPH  L.  JIMENEZ
4/27/00


                           TRANS-GLOBAL HOLDINGS, INC.
                              1719 S. MANNHEIM ROAD
                        DES PLAINES, ILLINOIS 60018-2143
                        --------------------------------

                                  BALANCE SHEET
                             As of December 31, 1999
                          (A Developing Stage Company)



                                     ASSETS

Current Assets:
     Cash in bank                                         $    8,272
     Notes Receivable                                      1,000,000
                                                          -----------
          Total Current Assets                            $1,008,827
(Note 1)
Investments
     Non-Publicly Trades Securities (Note 2)               1,500,000
                                                          -----------

          TOTAL ASSETS                                    $2,508,272
                                                          ===========

               LIABILITIES AND SHAREHOLDERS' EQUITY
Capital Stock
     Common Stock: Authorized Shares 50,000,000;          $  109,251
          par value, $.005: issued and outstanding
          21,850,110 shares. 17,000,000 issued on
          1/29/99, 70,000 issued on 3/4/99, 5,000,000
          issued on 9/23/99, 333,332 issued on 12/1/99,
          4,000,000 issued on 12115/99, and 166,667.
          1,633,110 were issued prior of 111199.

     Preferred Stock: Authorized, 25,000,000,
          Par value $.001, none issued and outstanding

          Contributed Capital                              2,520,010
     Deficit accumulated during development stage             26,728
     Retained earnings                                      ( 94.261)
                                                          -----------

               Total Shareholders' Equity                 $2.508.272
                                                          -----------
               TOTAL LIABILITIES AND
               SHAREHOLDERS' EQUITY                       $2,508,272
                                                          ==========




See  Accountant's  Report  and  accompanying  notes.

                           TRANS-GLOBAL HOLDINGS, INC.
                              1719 S. MANNHEIM ROAD
                        DES PLAINES, ILLINOIS 6001 8-2143
--------------------------------------------------------------------------------



                                INCOME STATEMENT
                        For Year Ending December 31, 1999
                          (A Developing Stage Company)

  Revenue                                $    -0-

  Expenses

Legal  Expenses                          $  9,727
Professional  Services                      1,555
Printing                                      141
Postage                                       129
Advertising  &  Promotion                  12,003
Bank  Charges                                  67
Travel                                      3,106
                                         ---------
   TOTAL  EXPENSES                       $(26.728)
                                         ---------
   NET  LOSS                             $ 26,728)
                                         =========

See  Accountant's  Report  and  accompanying  notes.

                           TRANS-GLOBAL HOLDINGS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1999
                           (A Developing Stage Company)

                         SIGNIFICANT ACCOUNTING POLICIES


The company, Trans-Global Holdings, Inc., (TGHI), a Nevada Corporation was and began operations on April 17, 1996 as Western Union Capital Corporation (WUCC). It was organized for the purpose of providing a number of different financial services, including the financing of personal property, leasing, and reinsurance. Due to the unexpected death of it's founder, the then Board of Directors, on May 9, 1997 changes the name of the corporation to Loinshead Entertainment Corporation (LHED) and persued the development of a Senior Channel, considered to be the a highly profitable market segmient. The company did not reach its expectations and a new management team was brosut in to change the direction of the company. On February 1, 1999 the company name was changed to Trans-Global Holdings, Inc. The company is presently operating as an Investment and Consulting Company.

The company is a developing stage entity and is primarily engaged in Investment and Consulting in the construction, data communication and graphics design markets. The initial focus of the Company's efforts is to market those products. The Company has substantial experience in conducting and managing the various products.

The Company has no significant operating history and from February 1, 1999 has generated a loss of $23,006. The accompanying financial statements for the year ended December 31, 1999, have been prepared assuming the Company will continue as a going concern. Most of the efforts of management has been to raise additional debt and/or equity financing to fund future operations and to provide additional working capital. However, there is no assurance that such financing will be consummated or obtained in sufficient amounts necessary to meet the Company's needs.

CASH: Cash and cash equivalents for the statements of cash flows include cash and deposits and money market funds.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONTINGENT LIABILITY: The Company is not a party to any legal proceedings which it believes will have a material effects on its financial position or results of operations.

                           TRANS-GLOBAL HOLDINGS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1999
                           (A Developing Stage Company)

                         SIGNIFICANT ACCOUNTING POLICIES


Note 1:    NOTES RECEIVABLE

Notes receivable consists of five Secured Corporate Notes from five different corporations, payment is Guaranteed by a major brokerage house. The notes are dated, December 8, 1999, maturing on June 8, 2000, with an additional renewal of six months, maturing on December 8, 2000. There is no stated rate of interest. In addition, security for the notes are 5,000,000 shares of Trans-Global Holdings, Inc. which would be returned as final settlement if the notes are not paid inclusive of the renewal period.

Note  2:  INVESTMENTS

Non-Publicly Traded Corporation Stock-This investment consists of 404) shares of common stock of Thermal-Systems Worldwide, Inc., (TSWI) a closely held private Illinois corporation and is valued at cost of $1,000,000 which represents a forty per cent (40%) ownership interest. The management of Trans-Global Holdings, Inc., considers the forty per cent (40%) interest as a no controlling passive ownership interest.

 Non-Publicly Traded Corporation Stock This investment consists of 500 shares of common stock of Business Computers, Inc., (BCI) a closely held private Illinois corporation and is valued at cost of $400,000 which represents a fifty per cent (50%) ownership interest. The management of Trans-Global Holdings, Inc., considers the fifty per cent (50%) interest as a no controlling passive ownership interest.

 Non-Publicly Traded Corporation Stock-This investment consists of 500 shares of common stock of Picture Perfect (PP) (Bcar, LTD), a closely held private Illinois corporation and is valued at cost of $100,000 which represents a fifty per cent (50%) ownership interest. The management of Trans-Global Holdings, Inc., considers the fifty per cent (50%) interest as a no controlling passive ownership interest.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Trans-Global  Holdings,  Inc.
                               ------------------------------
                               Registrant

Date:  May 9, 2000             By:  /s/  John  F.  La  Monica
                                    -------------------------
                                    John  F.  La  Monica
                                    Chairman  of  the  Board